EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF BYLAWS
OF MICROCHIP TECHNOLOGY INCORPORATED

The undersigned, being the Secretary of Microchip Technology Incorporated, a Delaware Corporation (the "Corporation"), hereby certifies that Section 3.2 of the Bylaws of the Corporation was amended effective October 1, 2013 by the Board of Directors of the Corporation to provide in its entirety as follows:

3.2 Number of Directors. The number of directors of the corporation shall be six (6). This number may be changed by a duly adopted amendment to the certificate of incorporation or by an amendment to this bylaw adopted by resolution of the board of directors or by the stockholders.
No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

By:	/s/ Kim van Herk
Secretary

Dated: October 1, 2013